UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41847

Alpha Technology Group Ltd

Flat 08, 25/F, Nanyang Plaza, 57
Hung To Road, Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Information Contained in this Form 6-K Report

Alpha Technology Group Ltd., a British Virgin Islands company, is furnishing this Form 6-K to provide its six-month interim financial statements for the period ended March 31, 2024.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K filed by Alpha Technology Group Ltd. (together with subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur. The Company’s expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

Certain of these risks are described in our annual report on Form 20-F for the year ended September 30, 2023 that we filed with the SEC on January 31, 2024. Our annual report on Form 20-F is available on our website at https://alphatechnologys.com or on the website maintained by the SEC at www.sec.gov.

Recent Development

About Alpha Technology Group Ltd

Techlution Service Limited (“TSL”) was incorporated in accordance with laws and regulations of Hong Kong on November 28, 2017. It is engaged in providing IT development and consulting service to customers.

Neural Sense Limited (“NSL”) was incorporated in accordance with laws and regulations of Hong Kong on October 16, 2019. It is also engaged in providing IT development and consulting service to customers.

Alpha Technology Group (HK) Limited (formerly known as RadiNation Technology Limited) (“Alpha HK”) incorporated in accordance with laws and regulations of Hong Kong on September 14, 2022. Alpha HK has not commenced its operations.

Alpha Technology Group Limited (“Alpha”) was incorporated in the British Virgin Islands on October 5, 2022 as an exempted company. Alpha has not commenced its operations.

On October 12, 2022, Alpha acquired 100% of equity interest in NSL and TSL from the former shareholders. NSL and TSL became Alpha’s wholly owned subsidiaries. Alpha as investing holding company conducts its primary operations through its two wholly owned subsidiaries after the acquisition. Alpha and its subsidiaries, NSL and TSL, are collectively referred to as the “Predecessor and Successor” and “Operating Subsidiaries”. Although, after the acquisition, NSL and TSL became wholly-owned subsidiaries of Alpha.

The subsidiaries of Alpha were under the control of different ultimate owners immediately following their acquisition by Alpha. Although, after the acquisition, NSL and TSL became wholly-owned subsidiaries of Alpha, the two acquired companies did not operate under common control as their ultimate owners had been different. As these transactions between entities are not under common control as it is different ultimate owner of the Company after acquisition, the Company has reported the results of combined operations for the period in a manner similar to the acquisition method and has consolidated financial results from the date of the initial acquisition of the aforementioned companies. Assets and liabilities were consolidated at their carrying values, and goodwill arising from this acquisition was attributable to the expected synergies from the operation of NSL and TSL.

On December 19, 2023, Alpha acquired 100% of equity interest in Alpha HK from Fuchsia Capital Limited. Alpha HK became Alpha’s wholly owned subsidiary. Alpha HK has not commenced its operations.

Initial public offering

On November 2, 2023, Alpha announced its closing of the initial public offering of 1,750,000 Ordinary Shares at an offering price of US$4 per Ordinary Share. Alpha raised a total gross proceeds of approximately US$7,000,000. In addition, the Company granted to its underwriters an option for a period of 45 days after closing of the initial public offering to purchase up to an additional 262,500 Ordinary Shares at the public offering price, less underwriting discounts. On November 21, 2023, the underwriters fully exercised the over-allotment option to purchase an additional 262,500 Ordinary Shares at the public offering price of $4.00 per share. As a result, Alpha further raised gross proceeds of approximately US$1,050,000, in addition to the previously discussed gross proceeds of approximately US$7,000,000, before deducting underwriting discounts and offering expenses. After deducting underwriting discounts, commissions, and other offering expenses, the Company received a total net proceeds of approximately US$5,323,693.

Results of Operations

The following information was derived from our unaudited financial results for the six months ended March 31, 2024 and 2023.

ALPHA TECHNOLOGY GROUP LTD.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

(UNAUDITED)

			(Predecessor)	(Successor)
	For the six months ended March 31,2024		From October 1, 2022 to October 11, 2022	From October 12, 2022 to March 31, 2023	Total
	HK$	US$	HK$	HK$	HK$
Revenues	6,023,005	769,625	—	5,542,606	5,542,606
Cost of revenue	(3,253,805)	(415,774)	—	(3,552,466)	(3,552,466)
Gross profit	2,769,200	353,851	—	1,990,140	1,990,140

Operating expenses:
Listing expenses	(1,051,816)	(134,401)	—	(2,373,596)	(2,373,596)
Selling, general and administrative expenses	(6,963,192)	(889,762)	(173,188)	(1,812,642)	(1,985,830)
Total operating expenses	(8,015,008)	(1,024,163)	(173,188)	(4,186,238)	(4,359,426)
Loss from operations	(5,245,808)	(670,312)	(173,188)	(2,196,098)	(2,369,286)

Other income (loss):
Other income, net	265,504	33,926	16,801	68,205	85,006
Goodwill written off	(539)	(69)	—	—	—
Interest expense, net	(29,839)	(3,813)	—	(37,535)	(37,535)
Total other income, net	235,126	30,044	16,801	30,670	47,471

Loss before tax expense	(5,010,682)	(640,268)	(156,387)	(2,165,428)	(2,321,815)
Income tax expense	—	—	—	(75,800)	(75,800)
Net loss	(5,010,682)	(640,268)	(156,387)	(2,241,228)	(2,397,615)

Other comprehensive income
Foreign currency translation gain, net of taxes	—	—	—	—	—
Total comprehensive loss	(5,010,682)	(640,268)	(156,387)	(2,241,228)	(2,397,615)

Net loss per share attributable to ordinary shareholders of the Company
— Basic	(0.33)	(0.04)	(7.82)	(0.17)	(237.39)
— Diluted	(0.34)	(0.04)	—	(1.92)	(1288.35)

Weighted average number of ordinary shares used in computing net loss per share
— Basic	15,262,500	15,262,500	20,000	10,100	10,100
— Diluted	14,650,413	14,650,413	—	1,861	1,861

Foreign currency translation and transaction and convenience translation

The accompanying consolidated financial statements are presented in the Hong Kong dollar (“HK$”), which is the reporting currency of the Company. HK$ is also the functional currency.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive loss as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of income and comprehensive income(loss).

The value of foreign currencies including the US Dollar may fluctuate against the HK$. Any significant variations of the foreign currencies relative to the HK$ may materially affect the Company’s financial conditions in terms of reporting in HK$.

Revenues

The following table set forth the breakdown of our revenue by services types for the years indicated:

	For the six months ended March 31,		(Predecessor)	(Successor)
	2024	2024	From October 1, 2022 to October 11, 2022	From October 12, 2022 to March 31, 2023	For the six months ended March 31, 2023
	HK$	US$	HK$	HK$	HK$
System development	4,500,675	575,100	—	3,397,172	3,397,172
Web and mobile application development	800,000	102,225	—	—	—
AI-OCR services	225,380	28,799	—	56,667	56,667
NFT	—	—	—	1,585,000	1,585,000
Technological support and maintenance service and other services	496,950	63,501	—	503,767	503,767
Total	6,023,005	769,625	—	5,542,606	5,542,606

We generated HK$6,023,005 (approximately US$769,625) in revenues for the six months ended March 31, 2024, representing an increase of HK$480,399 (approximately US$61,386) or 8.67%, as compared with HK$5,542,606 for the six months ended March 31, 2023. The increase was primarily due to (i) increase in revenue generated from system development resulting from the engagement of system development projects from the new customers; and (ii) the increase in revenue generated from web and mobile application development for completion of an application for a customer, which were partially offset by the decrease in revenue for the provision of NFT-related services during the six months ended March 31, 2024.

Cost of revenue and gross profit margin

The following table set forth the breakdown of our cost of revenue for the years indicated:

	For the six months ended March 31		(Predecessor)	(Successor)
	2024	2024	From October 1, 2022 to October 11, 2022	From October 12, 2022 to March 31, 2023	For the six months ended March 31, 2023
	HK$	US$	HK$	HK$	HK$

Staff costs	2,174,506	277,860	—	1,494,731	1,494,731
Management fee	—	—	—	545,000	545,000
Consultancy fee	1,079,299	137,914	—	1,512,735	1,512,735
Total	3,253,805	415,774	—	3,552,466	3,552,466

Cost of revenue decreased by HK$298,661 (approximately US$38,163) or 8.41%, from HK$3,552,466 for the six months ended March 31, 2023 to HK$3,253,805 for the six months ended March 31, 2024. Such decrease was mainly driven by (i) the decrease in management fee for procuring the ad-hoc technical support services and human resources from two related companies to execute the system development projects, thereby decreasing the costs; and (ii) the decrease in consultancy fee mainly due to the decrease in procurement of cloud architecture services from suppliers since certain programme, procedures and steps established in previous similar projects had been used in the projects for current period. Such decrease was partially offset by the increase in staff costs due to the increase in involvement of our staff for our projects.

Gross profit margin was 45.98% and 35.91% for the six months ended 31, 2024 and 2023, respectively. The gross profit margin was improved mainly due to (i) the decrease in management fee as discussed in above; (ii) the decrease in consultancy fee as discussed in above; and (iii) the increase in provision for application projects which entailed high gross profit margin.

General and Administrative Expenses

The following table sets forth the breakdown of our selling, general and administrative expenses for the periods indicated:

			(Predecessor)		(Successor)
	For the six months ended March 31, 2024		From 01.10.2022 to 11.10.2022		From 12.10.2022 to 31.03.2023		For the six months ended March 31, 2023
	HK$	US$	HK$		HK$		HK$
Staff costs	1,851,295	236,560	—		434,375		434,375
Director’s remuneration of our Operating Subsidiaries and our Company	1,015,000	129,698	430		639,589		640,019
Rental expenses and amortization of right of use assets related to finance leases	128,000	16,356	—		230,400		230,400
Consultancy fee	150,000	19,167	155,000	(1)	(15,000	)(1)	140,000
Depreciation	94,869	12,122	—		69,608		69,608
Entertainment expenses	1,288,519	164,648	10,285		144,727		155,012
Advertisement fees	1,266,024	161,774	—		67,761		67,761
Building service fees	33,033	4,221	—		65,603		65,603
Amortisation of intangible assets	225,841	28,858	—		—		—
Others	910,611	116,358	7,473		175,579		183,052
Total	6,963,192	889,762	173,188		1,812,642		1,985,830

(1)	During the period from October 1, 2022 to October 11, 2022, the Predecessor recorded a consultancy service fee of HK$155,000 under administrative expense and such expense was reclassified to cost of revenue during the period from October 12, 2022 to March 31, 2023 when the performance obligation was satisfied at a point of time and recognized in revenue upon the completion of services to the customers. During the period from October 12, 2022 to March 31, 2023, a consultancy service fee of HK$140,000 was incurred by Successor. Thus, a net decrease of HK$15,000 was recorded for previous period.

The general and administrative expenses increased from HK$1,985,830 for the six months ended March 31, 2023 to $6,963,192 (approximately US$889,762) for the six months ended March 31, 2024, representing an increase of HK$4,977,362 (approximately US$636,011) or 250.64%. Such increase was mainly due to the increases in staff costs, director’s remuneration of our Operating Subsidiaries and our Company, entertainment expenses, advertisement fees and others.

The increase in staff costs was mainly due to the increase in number of staff to support the operation and business growth.

The increase in the director’s remuneration of our Operating Subsidiaries and our Company was mainly attributable to the increase in the remuneration of independent non-executive directors of our Company after the listing on Nasdaq.

The increase in the entertainment expenses was mainly due to the increase in activities for maintaining good relationship with the existing client and exploring new potential customers.

The increase in the advertisement fees was primarily due to carrying out more advertising activities to attract new potential customers.

Listing expenses

The listing expenses decreased from HK$2,373,596 for the six months ended March 31, 2023 to HK$1,051,816 (approximately US$134,401) for the six months ended March 31, 2024, representing a decrease of HK$1,321,780 (approximately US$168,898) or 55.69%. The decrease was primarily attributable to the completion of the Listing in November 2023.

Other income

The other income increased from HK$85,006 for the six months ended March 31, 2023 to HK$265,504 (approximately US$33,926) for the six months ended March 31, 2024, representing an increase of HK$180,498 (approximately US$23,064) or 212.34%. Such increase was mainly attributable to (i) the reversal of the bad debt provision as a result of the settlement of the trade receivables previously impaired; and (ii) the increase in bank interest income resulting from the increase in cash and cash equivalents after obtaining the Listing proceeds.

Income Tax

We incurred no income tax expense for the six months ended March 31, 2024, representing a decrease of HK$75,800 or 100.0%, as compared to $75,800 for the six months ended March 31, 2023.

Net loss

As a result of the foregoing, Net loss was HK$5,010,682 (approximately US$640,268) for the six months ended March 31, 2024, compared to net loss of HK$2,397,615 for the same period of last year.

ALPHA TECHNOLOGY GROUP LTD.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2024 (UNAUDITED)

AND SEPTEMBER 30, 2023 (AUDITED)

	As of
	March 31,		September 30,
	2024		2023
	HK$	US$	HK$
Assets
Current assets:
Cash and cash equivalent	43,746,007	5,589,901	3,629,347
Accounts receivable, net	647,839	82,781	247,655
Rental deposit and prepayment	64,438	8,234	119,548
Deferred cost of revenue	1,185,675	151,507	2,088,175
Deferred offering costs	—	—	18,758,367
Due from shareholders	100	13	100
Due from related parties	42,700	5,456	683,438
Total current assets	45,686,759	5,837,892	25,526,630
Property and equipment, net	48,781	6,233	55,117
Intangible assets	4,349,292	555,756	4,605,133
Goodwill	10,176,959	1,300,420	10,176,959
Right of use asset-finance lease	78,183	9,990	166,716
Total non-current assets	14,653,215	1,872,399	15,003,925
TOTAL ASSETS	60,339,974	7,710,291	40,530,555

Liabilities
Current liabilities:
Bank loans – current	583,963	74,619	562,331
Accrued expenses and other liabilities	1,333,586	170,407	11,886,957
Lease liability-finance lease	82,660	10,562	116,834
Deferred revenue	3,788,880	484,146	5,168,876
Advance from customers	438,150	55,987	842,433
Deferred tax liabilities	844,274	107,882	844,274
Tax payables	134,710	17,213	233,259
Due to directors	294,604	37,645	444,379
Total current liabilities	7,500,827	958,461	20,099,343

Non-current liabilities
Bank loans – non-current	605,491	77,370	911,272
Lease liability-finance lease-non-current	119,465	15,265	143,057
Total non-current liabilities	724,956	92,635	1,054,329
TOTAL LIABILITIES	8,225,783	1,051,096	21,153,672

Shareholders’ equity
Ordinary shares
Alpha Technology Group Limited, US$0.0001 par value; 1,500,000,000 shares authorized; 13,250,000 shares issued as of September 30, 2023, and 15,262,500 shares issued as of March 31, 2024	54,112,233	6,914,506	10,000,100
Capital reserves	10,000,000	1,277,808	16,364,143
Accumulated other comprehensive income			-
Accumulated deficit	(11,998,042)	(1,533,119)	(6,987,360)
Total shareholders’ equity	52,114,191	6,659,195	19,376,883
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	60,339,974	7,710,291	40,530,555

Liquidity and Capital Resources

As of March 31, 2024 and September 30, 2023, our net current assets was HK$38,185,932 (approximately US$4,879,431) and HK$5,427,287, respectively. Such increase was mainly due to the increase in our cash and cash equivalents.

As of March 31, 2024 and September 30, 2023, we had cash and cash equivalents of HK$43,746,007 (approximately US$5,589,901) and HK$3,629,347, respectively. The increase in cash and cash equivalents was mainly attributable to the Listing proceeds.

As of March 31, 2024 and September 30, 2023, our deferred offering costs were nil and HK$18,758,367, respectively. Such decrease was mainly attributable to the derecognition of the deferred offering costs against with the equity upon the completion of the listing on Nasdaq.

As of March 31, 2024 and September 30, 2023, our accrued expenses and other liabilities were HK$1,333,586 (approximately US$170,407) and HK$11,886,957, respectively. Such decrease was mainly driven by the settlement of the accrued Listing fees.

Listing

On November 2, 2023, we announced its closing of the initial public offering of 1,750,000 Ordinary Shares at an offering price of US$4 per Ordinary Share. We raised total gross proceeds of approximately US$7,000,000. In addition, the Company granted to its underwriters an option for a period of 45 days after closing of the initial public offering to purchase up to an additional 262,500 Ordinary Shares at the public offering price, less underwriting discounts. On November 21, 2023, underwriters fully exercised the over-allotment option to purchase an additional 262,500 Ordinary Shares at the public offering price of $4.00 per share. As a result, Alpha raised gross proceeds of approximately US$1,050,000, in addition to the previously discussed gross proceeds of approximately US$7,000,000, before deducting underwriting discounts and offering expenses. After deducting underwriting discounts, commissions, and other offering expenses, the Company received a total net proceeds of approximately US$5,323,693.

Cash Flows Summary

			(Predecessor)	(Successor)
	For the six months ended March 31, 2024		From October 1, 2022 to October 11, 2022	From October 12, 2022 to March 31, 2023	Total
	HK$	US$			HK$
Net cash (used in) provided by operating activities	(16,538,745)	(2,113,335)	(276,602)	1,136,313	859,711
Net cash used in investing activities	—	—	—	(10,000,000)	(10,000,000)
Net cash provided by (used in) financing activities	56,655,405	7,239,475	(18,966)	17,745,893	17,726,927
Net increase (decrease) in cash	40,116,660	5,126,140	(295,568)	8,882,206	8,586,638

Operating activities

Net cash used in operating activities was HK$16,538,745 (approximately US$2,113,335) for the six months ended March 31, 2024, compared to net cash provided by HK$859,711 for the six months ended March 31, 2023.

Net cash used in operating activities for the six months ended March 31, 2024 was mainly due to (i) the decrease of accrued expense and other liabilities approximately HK$10,553,371 (approximately US$1,348,519); (ii) the increase of accounts receivable approximately HK$400,184 (approximately US$51,136); (iii) the decrease of the deposit received and the advanced from customers approximately HK$1,784,279 (approximately US$227,997), which were partially offset by the decrease of deferred cost on revenue approximately HK$902,500 (approximately US$115,322). As a result, the total net cash used in operating activities was approximately HK$16,538,745 (approximately US$2,113,335) for the six months ended March 31, 2024.

Investing activities

Net cash provided by investing activities was nil for the six months ended March 31, 2024, as compared to the net cash used in investing activities amounted to HK$10,000,000 for the six months ended March 31, 2023.

Financing activities

Net cash provided by financing activities was approximately HK$56,655,405 (approximately US$7,239,475) for the six months ended March 31, 2024, as compared to the net cash used in investing activities amounted to approximately HK$17,726,927 for the six months ended March 31, 2023.

Net cash provided by financing activities for the six months ended March 31, 2024 was mainly due to (i) repayment to the advance from related parties of approximately HK$640,738 (approximately US$81,874); (ii) the increase in proceeds of issue of shares of approximately HK$34,112,033 (approximately US$5,636,685); and (iii) the deferred offering costs of approximately HK$18,758,367 (approximately US$2,396,960), which were offset by the decrease in capital reserve of approximately HK$640,738 (approximately US$81,874)

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Controls and Procedures

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2024	Alpha Technology Group Ltd

	By:	/s/ Tsang Chun Ho, Anthony
	Name:	Tsang Chun Ho, Anthony
	Title:	Executive director and president